SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

January 18, 2008
Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com Former name or former address, if changed since last report: Not applicable	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com Former name or former address, if changed since last report: Not applicable	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 18, 2008, Londa J. Dewey was elected to serve on the board of directors of MGE Energy, Inc. (MGEE) and Madison Gas and Electric Company effective February 1, 2008. Ms. Dewey will serve as a member of the class of directors up for election at the Company's 2008 annual meeting of shareholders. She also will serve as a member of the audit committee of MGEE's board of directors.

Ms. Dewey is president of The QTI Group, a company engaged in personnel consulting and temporary employment services and headquartered in Madison, Wisconsin. Prior to going to QTI Group, Ms. Dewey served as president of the U.S. Bank Private Client Group. Ms. Dewey also serves as director of Meriter Health Services, Inc., and American Family Insurance.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired:
   Not applicable.

(b) Pro forma financial information:
   Not applicable.

(c) Shell company transactions:
   Not applicable.

(d) Exhibits:
   A copy of the press release announcing Ms. Dewey's election as a director of the Company is attached hereto as Exhibit 99.1 and incorporated herein by reference

8-K Exhibit No.	Description
99.1	Press release dated January 18, 2008, announcing Ms. Dewey's election as a director of the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: January 23, 2008

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated January 18, 2008

8-K Exhibit No.	Description
99.1	Press release dated January 18, 2008, announcing Ms. Dewey's election as a director of the Company.

Exhibit 99.1

NEWS

Contact: Steve Kraus, (608) 252-7907

Dewey Elected to Madison Gas and Electric and MGE Energy Boards

Madison, Wis., Jan. 18, 2008—Londa J. Dewey has been elected to the Board of Directors of Madison Gas and Electric and MGE Energy effective Feb. 1, 2008.

Ms. Dewey is president of The QTI Group. Prior to joining QTI, she spent 25 years with U.S. Bank and its predecessor organizations, serving most recently as president of the U.S. Bank Private Client Group and market president of U.S. Bank-Madison.

Ms. Dewey received her bachelor's degree in finance from the University of Illinois in Champaign, Ill.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to nearly 135,000 customers in Dane County, Wis., and purchases and distributes natural gas to more than 138,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

# # #